Allen Hakakzadeh Senior Attorney T (818) 564-5243 allen.hakakzadeh@corebridgefinancial.com	Corebridge Financial 21650 Oxnard Street, Suite 750 Woodland Hills, CA 91367

December 16, 2024

VIA EDGAR & E-MAIL

Mr. Mark Cowan

Securities and Exchange Commission (the “Commission”)

Division of Investment Management

100 F Street, N.E. Washington, D.C. 20549

Re:

American General Life Insurance Company (the “Registrant”)

Corebridge Capital Services, Inc. (the “Principal Underwriter”)

Post-Effective Amendment No. 3 to Registration Statement on Form N-4

File No. 333-277203

Dear Mr. Cowan:

On behalf of the above Registrant and Principal Underwriter, we have filed on December 16, 2024, pursuant to the Securities Act of 1933 (“1933 Act”), Post-Effective Amendment No. 3 to Registrant’s Form N-4 Registration Statement. The purpose of this filing is to facilitate changing the buffer rates subject to the minimum rates disclosed in the prospectus.

Please note that this Post-Effective Amendment filing includes the Staff’s comments as well as the appropriate financial statements, exhibits, and Auditor’s consent.

The Registrant and Principal Underwriter respectfully request, consistent with Rule 461(a) under the 1933 Act, that the Commission, pursuant to delegated authority, grant acceleration of the effective date of this filing and that such Registration Statement be declared effective at 9:00 a.m., Eastern Time, on December 23, 2024, or as soon as practicable thereafter. Registrant and Principal Underwriter are aware of their obligations under the 1933 Act.

In connection with the foregoing request for acceleration, we understand that the Registrant is responsible for the accuracy and adequacy of the disclosures in the filing and that Staff comments or our changes to the disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing. In addition, the Registrant may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the Federal securities laws of the United States.

AMERICAN GENERAL LIFE INSURANCE COMPANY

By: /s/ MALLARY L. REZNIK

Mallary L. Reznik, Vice President, General Counsel and Assistant Secretary

COREBRIDGE CAPITAL SERVICES, INC.

By: /s/ MALLARY L. REZNIK

Mallary L. Reznik, Vice President

Should you need additional information, please do not hesitate to contact me at (818) 564-5243.

Very truly yours,

/s/ Allen Hakakzadeh

Allen Hakakzadeh